June 11, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Irene Paik and Erin Jaskot

Re: Skinvisible, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed May 2, 2018

File No. 000-25911

Ladies and Gentlemen:

This letter is being submitted in response to comments provided by the Staff of the Division of Corporation Finance, Office of Healthcare & Insurance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 29, 2018 with respect to the above-referenced preliminary proxy statement on Schedule 14A filed by Skinvisible, Inc. (the “Company”).

Please find the Company’s response to the Staff’s comments below. For your convenience, the Staff’s comments are shown immediately preceding the Company’s responses thereto. In addition and concurrently herewith, the Company has filed on EDGAR a revised preliminary proxy statement including the changes discussed below made in response to the Staff’s comments.

Preliminary Proxy Statement on Schedule 14A filed May 2, 2018

Security Ownership of Certain Beneficial Owners and Management, page 9

1.	We note that you have included derivative securities in the beneficial ownership table for Both Terry Howlett and Doreen McMorran. Please clarify whether Mr. Howlett and Ms. McMorran have voting and/or investment power over such derivative securities, as defined by Rule 13d-3 of the Exchange Act. If Mr. Howlett and Ms. McMorran are not beneficial owners of such derivative securities, please revise the beneficial ownership table accordingly.
Response:

In response to the Staff’s comment, additional disclosure has been added to clarify that the derivative securities referenced in the beneficial ownership table for both Terry Howlett and Doreen McMorran refer to voting shares of common stock of Skinvisible which may be issued to Terry Howlett and Doreen McMorran upon conversion of convertible debt obligations of Skinvisible and options to purchase common stock, all of which is issuable within sixty (60) days of the date of the proxy statement.

Proposal No. 1: Approval of the Merger Agreement, page 20

U.S. Securities and Exchange Commission

June 11, 2018

2.	Please revise your disclosure here and throughout the proxy statement as appropriate to discuss the business of the Combined Company upon completion of the merger. In particular, please clarify whether the business operations of Skinvisible will continue upon completion of the merger.
Response:

In response to the Staff’s comment, additional disclosure has been added to the proxy statement to clarify that the combined company will pursue both the product candidates of Quoin Pharmaceuticals, Inc. as well as legacy products of Skinvisible.

Merger Consideration, page 21

3.	Please expand your disclosure here and elsewhere as appropriate to quantify how the debt conversion agreements and the private placement will impact the exchange ratio. Please also disclose relevant information about the third party indebtedness and the private placement, including the amount of third party indebtedness that is outstanding, the terms at which the indebtedness will convert into common stock, how the pricing of the common stock offered in the private placement will be determined, and the corresponding effect(s) on the exchange ratio.
Response:

In response to the Staff’s comment, additional disclosure has been added to the proxy statement to expand disclosure regarding the proposed debt conversion agreements and the private placement and their impact on the exchange ratio.

Background of the Merger, page 22

4.	Your disclosure throughout this section should describe in sufficient detail why this transaction is being recommended to stockholders as opposed to any alternatives and why the transaction is being recommended at this time. The disclosure should also explain any discussions of material issues and the positions taken by the parties to the transaction. Please include materially complete disclosure that addresses, but is not limited to, the following:
•	The particular strategic alternatives considered by the board of Skinvisible and why it did not pursue them;
•	The nature of the relationship between Skinvisible and Quoin, including any preexisting relationship and including how the parties were first put in contact;
•	Why Quoin approached Skinvisible on August 30, 2017 to pursue a merger when it appears that Quoin only acquired Polytherapeutics on March 24, 2018;
•	The "potential synergies" considered by the Board given that Quoin had no assets in August 2017; and Discussions/negotiations relating to the exchange ratio, the formation of Ovation Science (which appears to have occurred after Quoin approached Skinvisible) and the related carve-out, third party indebtedness, the amount of the private placement, and the negotiation of employment agreements.
Response:

In response to the Staff’s comment, additional disclosure has been added to the proxy statement.

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U.S. Securities and Exchange Commission

June 11, 2018

Information with Respect to Quoin, page 30

5.	Please provide the information required by 14(c)(2) of Schedule 14A and Item 17 of Form S-4 for Quoin, including the financial statements required by Item 17(b)(7) and (8) of Form S-4. Please also update your disclosure throughout the proxy statement as appropriate to correspond to the financial statements.
Response:

In response to the Staff’s comment, additional disclosure has been added to the proxy statement.

6.	Your disclosure regarding the business of Quoin should provide enough information to allow your investors to make an informed decision when voting on the proposal. Please provide a materially complete description of the business, including the following:
•	Quoin's acquisition of QRX001 and QRX002 and the current stage of clinical development, including whether Quoin or another third party has conducted an preclinical or clinical testing, and, if so, the dates and results of such testing, and whether you have a current IND to conduct clinical trials;
•	a description of any material intellectual property that Quoin owns and/or licenses, including material terms of the patents such as expiration dates; and
•	a description of any material license/collaboration agreements, including any agreements with the US Department of Veterans Affairs relating to your contemplated clinical trials, including material obligations under the agreements.
Response:

In response to the Staff’s comment, additional disclosure has been added to the proxy statement.

Management Following the Merger, page 32

7.	With respect to each person who will serve as a director or an executive officer of the Combined Company, please disclose the information required by Item 401, 402 and 404 of Regulation S-K. Refer to Item 18(a)(7) of Form S-4.
Response:

In response to the Staff’s comment, additional disclosure has been added to the proxy statement.

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U.S. Securities and Exchange Commission

June 11, 2018

Sincerely,

Skinvisible, Inc.

/s/ Terry Howlett

President and Chief Executive Officer

cc: Scott Doney

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